UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-39461

NANO-X IMAGING LTD

Communications Center

Neve Ilan, Israel 9085000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Results of the Annual General Meeting held on November 4, 2021

At the Annual General Meeting of Shareholders of NANO-X IMAGING LTD (the “Company”) held on November 4, 2021, all of the proposed resolutions set forth in the proxy statement relating to the Annual General Meeting of Shareholders, which was attached as Exhibit 99.1 to the Company’s report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on September 30, 2021, were duly approved by the applicable required majority, and adopted, as follows:

1. To approve the re-appointment of Kesselman & Kesselman (PwC Israel) as the Company’s independent auditors for the year ending December 31, 2021 and for such additional period until the next annual general meeting of the Company’s shareholders;

2. To approve the re-appointment of Mr. Erez Meltzer and Prof. Richard Stone as the Class I members of the Company’s Board of Directors and to approve their compensation; and

3. To approve the terms of engagement of Mr. Erez Meltzer as the Company’s new Chief Executive Officer.

The information contained in this report is hereby incorporated by reference into the Registration Statement on Form S-8, File No. 333-248322.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD

By:	/s/ Ran Daniel
Name:	Ran Daniel
Title:	Chief Financial Officer

Date: November 8, 2021

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